UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note

On July 15, 2026, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”) relating to the private placement of $125,000,000 aggregate principal amount of the Company’s 7.50% Senior Unsecured Convertible Notes, Series B due 2031 (the “Notes” and such placement, the “Placement”). The Notes are convertible into ordinary shares of the Company, par value $0.001 per share (the “Ordinary Shares”), at an initial conversion rate of 39.2425 Ordinary Shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $25.4826 per Ordinary Share), subject to adjustment as described in the Indenture (as defined below). The Notes will mature on June 15, 2031, unless earlier converted, redeemed or repurchased, and will bear interest at a rate of 7.50% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2026. Interest on the Notes is payable in cash or, at the Company’s election, Ordinary Shares, subject to the terms and conditions set forth in the Indenture. The Purchase Agreement contains customary representations and warranties, conditions to closing, termination provisions and indemnification obligations, including for liabilities under the Securities Act of 1933, as amended.

The Notes were issued pursuant to an indenture, dated as of July 17, 2026 (the “Indenture”), by and between the Company and U.S. Bank Trust Company, National Association, as trustee, paying agent, registrar and conversion agent. The Indenture sets forth the terms of the Notes, including the conversion rights, redemption and repurchase rights, covenants, events of default and other provisions governing the Notes.

The closing of the Placement occurred on July 17, 2026 and the Company received net proceeds of approximately $120.1 million, after deducting placement agent fees but before paying estimated offering expenses. The Placement was made pursuant to exemptions from registration set forth in Section 4(a)(2) of the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Securities Act”) only to institutional “accredited investors” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) under the Securities Act.

In connection with the Placement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers on July 17, 2026, pursuant to which the Company agreed to file a Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) covering the resale of the Notes and the Ordinary Shares issuable upon conversion of the Notes (collectively, the “Registrable Securities”). Under the Registration Rights Agreement, the Company is required to file the Registration Statement with the Commission no later than the 30th calendar day following the date of the Registration Rights Agreement. The Company is required to use its reasonable best efforts to cause the Registration Statement to be declared effective by the Commission no later than the 60th calendar day following the date of the Registration Rights Agreement (or the 90th calendar day in the event of a “full review” by the Commission). The Registration Statement is required to be on Form F-3 (or, if the Company is not then eligible to use Form F-3, on another appropriate form).

If (i) the Company fails to file the Registration Statement by the required filing date, (ii) the Company fails to cause the Registration Statement to be declared effective by the required effectiveness date, (iii) prior to the effective date of the Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of the Registration Statement within ten (10) calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for the Registration Statement to be declared effective, (iv) the Registration Statement registering for resale all of the Registrable Securities is not declared effective by the Commission by the required effectiveness date of the initial Registration Statement (provided that if the Registration Statement does not allow for the resale of Registrable Securities at prevailing market prices, the Company shall have been deemed to have not satisfied this clause) or (v) after the effective date of the Registration Statement, the Registration Statement ceases to remain continuously effective as to all Registrable Securities for more than 20 consecutive calendar days or more than 30 calendar days in any 12-month period (each, an “Event”), then the Company is required to pay to each holder, (or any assignee of such holder’s rights under the Registration Rights Agreement in accordance with the terms thereof) an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of the proportion of the aggregate subscription amount paid pursuant to the Purchase Agreement in respect of all Notes issued thereunder that the aggregate principal amount of Registrable Securities then held by such Holder or assignee, as applicable, bears to the aggregate original principal amount of all Notes issued pursuant to the Purchase Agreement; provided that the maximum aggregate liquidated damages payable to a Holder under this Agreement shall be 5.0% of the aggregate subscription amount paid by such holder pursuant to the Purchase Agreement. If the Company fails to pay any partial liquidated damages pursuant to such provision in full within seven days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the holder, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to such provision shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event. For avoidance of doubt, if the Commission Staff reduces the number of Registrable Securities as contemplated in the Registration Rights Agreement, no liquidated damages pursuant to such provision shall be imposed. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

On July 15, 2026, the Company also entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with The Benchmark Company LLC (“Benchmark”), pursuant to which Benchmark appointed StoneX Financial Inc. as a co-placement agent (together with Benchmark, the “Placement Agents”) and the Placement Agents acted as the exclusive placement agents for the Company in connection with the Placement. The Company agreed to pay the Placement Agents a cash fee equal to (i) five percent (5.0%) of the initial $50,000,000 of the gross proceeds from the Placement, (ii) three and one-half percent (3.5%) of gross proceeds in excess of $50,000,000 up to and including $100,000,000 and (iii) two and one-half percent (2.5%) of gross proceeds in excess of $100,000,000. In addition, the Company agreed to reimburse the Placement Agents for up to $125,000 of its fees and expenses in connection with the Placement. The Placement Agency Agreement contains customary representations, warranties, and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In connection with the Placement, the Company and the directors and executive officers of the Company entered into lock-up agreements (the “Lock-Up Agreements”), which each provide for a lockup period ending on the earlier of (i) 90 days following the effectiveness of the Registration Statement and (ii) the date on which all the Notes have been fully repaid and/or converted into Ordinary Shares, subject to customary exceptions.

The foregoing descriptions of the Purchase Agreement, the Indenture, the Notes, the Placement Agency Agreement, the Lock-Up Agreements and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Indenture, the form of Note, the Placement Agency Agreement, the form of Lock-Up Agreement and the form of Registration Rights Agreement, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

INCORPORATION BY REFERENCE

The information included in this Report of Foreign Private Issuer on Form 6-K, including exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 attached hereto, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-274053, 333-267838, 333-276708 and 333-296439) and on Forms S-8 (File No. 333-275749 and 333-294405) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On July 15, 2026, the Company issued a press release announcing the pricing of the Offering by the Company. This press release is furnished as Exhibit 99.7 to this Report of Foreign Private Issuer on Form 6-K and is not incorporated by reference into the Company’s Registration Statements on Forms F-3 and Forms S-8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: July 17, 2026	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Securities Purchase Agreement

99.2	Indenture, dated July 17, 2026, between the Company and U.S. Bank Trust Company, National Association, as trustee

99.3	Form of Global Note (included in Exhibit 99.2)

99.4	Placement Agency Agreement, dated July 15, 2026, between the Company and The Benchmark Company, LLC.

99.5	Form of Lock-Up Agreement

99.6	Form of Registration Rights Agreement (included in Exhibit 99.1)

99.7	Press release dated July 15, 2026

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